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                       SECURITIES AND EXCHANGE COMMISSION



                              WASHINGTON, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT



                        PURSUANT TO SECTION 15(d) OF THE
                             SECURITIES ACT OF 1934



                      FOR THE YEAR ENDED DECEMBER 31, 1997




A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                       THE M/A/R/C GROUP ESOP/401(k) PLAN


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                                  M/A/R/C INC.
                            7850 NORTH BELT LINE ROAD
                               IRVING, TEXAS 75063



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ITEM 1.  CHANGES IN THE PLAN

         The Plan increased the number of eligible employees, changed the timing of portfolio transfers, and changed the entry dates and the eligibility requirements. A company-match contribution was instituted in which the Company matches employee contributions based on the following formula: 50% on the first 2% they contribute and 25% on the next 3% they contribute. The maximum deferral rate increased from 10% to 20%. During 1993, the Plan was amended to include an employee stock ownership plan ("ESOP") and is designed to comply with the regulations of the Internal Revenue Code. The Plan financed the transaction with a loan of $2,444,144 from the Company. The loan bears interest of 7.04% and has a term of 15 years.

ITEM 2.  CHANGES IN INVESTMENT POLICY

         Participants may elect to have contributions credited to their accounts in increments of 1% of the total contributions among the three categories of investment funds described in Item 8. A Participant's investment election may be changed with respect to subsequent contributions at any time. A Participant may request a transfer of funds from one investment fund to one or more of the others at any time.

ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

         The following contributions have been made to the Plan for the past five years:

                                 Company            Participant
                                --------            -----------
             1997               $503,555            $2,001,480
             1996                259,006               910,055
             1995                518,011               829,827
             1994                      0               655,268
             1993                259,006               604,888

         Employee contributions began April 16, 1987.

ITEM 4.  PARTICIPATING EMPLOYEES

         As of December 31, 1997, there were 839 Participants in the Plan.

ITEM 5.  ADMINISTRATION OF THE PLAN

         The members of the Compensation Committee of the Company's Board of Directors are the Administrators of the Plan. No compensation was paid to any Administrator by the Plan for services as such.

         The names, addresses, and positions with M/A/R/C Inc. of the Administrators are as follows:

             CECIL B. PHILLIPS                    7850 North Belt Line Road
             Chairman Emeritus                    Irving, Texas  75063

             SHARON M. MUNGER                     7850 North Belt Line Road
             Chairman of the Board & CEO          Irving, Texas  75063

             ROLAN G. TUCKER                      200 Walnut Hill Avenue
             Director                             Hillsboro, Texas  76645



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ITEM 6.  CUSTODIAN OF INVESTMENTS

         During 1997, the Plan changed trustees from Marquette Trust Company to Scudder Kemper Investments. The Trustee is to maintain custody of the assets in the Participants' accounts. The Plan incurred the following expenses for trustee, legal, and accounting services during 1997:

             PAID BY                      M/A/R/C INC.
             -------                      ------------
             Paid to:
               DCA                        $     525
               Legal                         32,283
               Scudder                       41,662
               Towers Perrin                  5,825

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

         Each quarter, every Participant receives an individual Participant statement disclosing the status of his or her account during the preceding three-month period (including the opening and closing totals and a breakdown of withdrawals, contributions, and other allocations to or from the account). Once a year, each Participant receives a Summary Annual Report (a summary of the IRS Form 5500 as filed with the IRS/DOL).

ITEM 8.  INVESTMENT OF FUNDS

         During 1986, no Plan funds were invested in securities other than those of the Company.

         During 1987, 1988, 1989, 1990, 1991, 1992, 1993, 1994, 1995, and 1996,
Plan funds were invested in Company common stock, equity securities, fixed income securities, and bond securities.

         During 1997, Plan funds were invested in Company common stock, equity securities (foreign and domestic), and fixed income securities.

ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

         The financial statement information and supplemental data required in response to this item is incorporated herein by reference to pages 1 through 21 of the Annual Report to Participants of the Plan for the Plan year ended December 31, 1997, a copy of which is attached as "Exhibit A."

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized. THE M/A/R/C GROUP ESOP/401(k) PLAN

                                     By: /s/ Cecil B. Phillips
                                         ---------------------------------------
                                         Cecil B. Phillips
                                         Member of Plan Administrative Committee

June 30, 1998


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